Exhibit 99.1

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated Balance Sheets
(“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of Operations
(“Interim Statements of Operations”)	2

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
(“Interim Statements of Shareholders’ Equity”)	3-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(“Interim Statements of Cash Flows”)	5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6-27

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	September 30, 2022	December 31, 2021
ASSETS
Current
Cash	$100,762	$154,342
Accounts receivable, net	9,087	7,413
Inventory	113,069	93,363
Prepaid expenses, deposits, and other current assets	8,635	10,949
Total Current Assets	231,553	266,067
Non-current
Property, plant, and equipment, net	315,381	275,222
Intangible assets, net	956,855	978,915
Right-of-use assets - operating, net	138,653	88,721
Right-of-use assets - finance, net	45,166	17,527
Goodwill	242,579	229,910
Deposits and other assets	8,557	3,550
TOTAL ASSETS	$1,938,744	$1,859,912

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$21,784	$26,983
Accrued liabilities	24,221	32,724
Lease liabilities - operating - current portion	7,921	4,195
Lease liabilities - finance - current portion	9,583	3,185
Contingent consideration - current portion	90,861	39,868
Purchase consideration payable	2,166	812
Income tax payable	32,777	28,915
Debts payable - current portion	34,213	8,112
Accrued interest payable - current portion	10,109	7,542
Total Current Liabilities	233,635	152,336
Non-current
Deferred tax liabilities, net	67,954	70,081
Lease liabilities - operating - non-current portion	136,046	87,767
Lease liabilities - finance - non-current portion	26,060	9,406
Construction finance liabilities	35,616	-
Contingent consideration - non-current portion	28,699	145,654
Debts payable - non-current portion	174,443	125,746
Senior secured notes, net of debt issuance costs	244,864	245,408
Accrued interest payable - non-current portion	4,430	3,451
TOTAL LIABILITIES	951,747	839,849

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 59,023,822 and 56,337,175 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 7,068,270 and 7,368,285 shares, respectively	-	-
Additional paid-in capital	1,332,770	1,289,827
Treasury stock - 645,300 and 568,300 shares, respectively	(8,987)	(7,828)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(347,253)	(265,202)
Equity of Ayr Wellness Inc.	979,796	1,020,063
Noncontrolling interest	7,201	-
TOTAL SHAREHOLDERS' EQUITY	986,997	1,020,063
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,938,744	$1,859,912

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenues, net of discounts	$119,639	$96,189	$340,996	$245,839

Cost of goods sold excluding fair value items	69,642	47,084	199,455	117,567
Incremental costs to acquire cannabis inventory in a business combination	486	9,022	6,216	41,411
Cost of goods sold	70,128	56,106	205,671	158,978

Gross profit	49,511	40,083	135,325	86,861

Operating expenses
Selling, general, and administrative	52,981	37,297	154,907	96,922
Depreciation and amortization	14,440	10,943	42,078	26,925
Acquisition expense	965	743	5,139	5,164
Loss (gain) on sale of assets	1,810	-	(190)	-
Total operating expenses	70,196	48,983	201,934	129,011

Loss from operations	(20,685)	(8,900)	(66,609)	(42,150)

Other income (expense), net
Share of loss on equity investments	-	(13)	-	(32)
Fair value gain on financial liabilities	1,658	19,267	33,438	30,812
Interest expense, net	(7,838)	(4,281)	(22,179)	(10,852)
Interest income	12	37	52	160
Other, net	13	517	13	955
Total other income (expense), net	(6,155)	15,527	11,324	21,043

Income (loss) before income taxes and noncontrolling interests	(26,840)	6,627	(55,285)	(21,107)

Income taxes
Current tax provision	(12,020)	(14,167)	(33,712)	(29,986)
Deferred tax benefit	1,433	4,161	2,128	10,353
Total income taxes	(10,587)	(10,006)	(31,584)	(19,633)

Net loss before noncontrolling interest	(37,427)	(3,379)	(86,869)	(40,740)
Net loss attributable to noncontrolling interest	(1,310)	-	(4,818)	-
Net loss attributable to Ayr Wellness Inc.	$(36,117)	$(3,379)	$(82,051)	$(40,740)

Basic and diluted loss per share	$(0.52)	$(0.06)	$(1.20)	$(0.76)

Weighted average number of shares outstanding (basic and diluted)	69,087	59,566	68,391	53,952

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, June 30, 2022	3,696	58,647	7,142	1,324,241	(645)	(8,987)	3,266	(311,136)	8,511	1,015,895
Stock-based compensation	-	488	-	9,271	-	-	-	-	-	9,271
Tax withholding on stock-based compensation awards	-	(185)	-	(742)	-	-	-	-	-	(742)
Conversion of Exchangeable Shares	-	74	(74)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(36,117)	(1,310)	(37,427)
Balance, September 30, 2022	3,696	59,024	7,068	1,332,770	(645)	(8,987)	3,266	(347,253)	7,201	986,997

Balance, December 31, 2021	3,696	56,337	7,368	1,289,827	(568)	(7,828)	3,266	(265,202)	-	1,020,063
Stock-based compensation	-	1,017	-	28,652	-	-	-	-	-	28,652
Tax withholding on stock-based compensation awards	-	(420)	-	(4,738)	-	-	-	-	-	(4,738)
Share issuance - related party - consulting services	-	50	-	707	-	-	-	-	-	707
Share issuance - business combinations	-	-	683	6,352	-	-	-	-	-	6,352
Share issuance - earn-out consideration	-	1,029	-	11,748	-	-	-	-	-	11,748
Conversion of Exchangeable Shares	-	983	(983)	-	-	-	-	-	-	-
Consolidation of variable interest entity	-	-	-	-	-	-	-	-	12,019	12,019
Exercise of options, net of options sold to cover income taxes	-	33	-	300	-	-	-	-	-	300
Repurchase of Equity Shares	-	(5)	-	(78)	(77)	(1,159)	-	-	-	(1,237)
Net loss	-	-	-	-	-	-	-	(82,051)	(4,818)	(86,869)
Balance, September 30, 2022	3,696	59,024	7,068	1,332,770	(645)	(8,987)	3,266	(347,253)	7,201	986,997

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Total
	#	#	#	$	#	$	$	$	$
Balance, June 30, 2021	3,696	49,110	6,013	1,180,105	(64)	(557)	3,266	(285,609)	897,205
Stock-based compensation	-	6	-	5,013	-	-	-	-	5,013
Tax withholding on stock-based compensation awards	-	(3)	-	(89)	-	-	-	-	(89)
Exercise of Warrants	-	6,292	-	50,688	-	-	-	-	50,688
Conversion of Exchangeable Shares	-	156	(156)	-	-	-	-	-	-
Share issuance - business combinations	-	-	1,512	29,744	-	-	-	-	29,744
Exercise of options	-	19	-	219	-	-	-	-	219
Repurchase of Subordinate Shares	-	-	-	-	(13)	(311)	-	-	(311)
Net loss for the period	-	-	-	-	-	-	-	(3,379)	(3,379)
Balance, September 30, 2021	3,696	55,580	7,369	1,265,680	(77)	(868)	3,266	(288,988)	979,090

Balance, December 31, 2020	3,696	28,874	2,128	530,808	(64)	(557)	3,266	(248,248)	285,269
Stock-based compensation	-	1,912	-	20,388	-	-	-	-	20,388
Tax withholding on stock-based compensation awards	-	(989)	-	(28,511)	-	-	-	-	(28,511)
Exercise of rights	-	135	-	-	-	-	-	-	-
Exercise of warrants	-	7,193	-	56,034	-	-	-	-	56,034
Conversion of Exchangeable Shares	-	841	(841)	-	-	-	-	-	-
Share issuance - business combinations and asset acquisitions	-	12,746	6,082	556,720	-	-	-	-	556,720
Replacement options issued - business combination	-	-	-	4,453	-	-	-	-	4,453
Exercise of options	-	36	-	305	-	-	-	-	305
Equity offering	-	4,600	-	118,053	-	-	-	-	118,053
Conversion of convertible debt	-	232	-	7,430	-	-	-	-	7,430
Repurchase of Subordinate Shares	-	-	-	-	(13)	(311)	-	-	(311)
Net loss	-	-	-	-	-	-	-	(40,740)	(40,740)
Balance, September 30, 2021	3,696	55,580	7,369	1,265,680	(77)	(868)	3,266	(288,988)	979,090

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Nine Months Ended
	September 30, 2022	September 30, 2021
Operating activities
Net loss before noncontrolling interest	$(86,869)	$(40,740)
Adjustments for:
Fair value gain on financial liabilities	(33,438)	(30,812)
Stock-based compensation	28,652	20,388
Stock-based compensation - related parties	707	-
Depreciation and amortization	13,894	5,296
Amortization on intangible assets	53,660	32,528
Share of loss on equity investments	-	32
Gain on disposal of equity investments	-	(1,000)
Gain (loss) on disposal of property, plant, and equipment	(190)	51
Incremental costs to acquire cannabis inventory in a business combination	6,216	41,411
Deferred tax benefit	(2,128)	(10,353)
Amortization on financing costs	1,719	1,229
Amortization on financing premium	(2,263)	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(1,127)	(5,750)
Inventory	(16,267)	(37,743)
Prepaid expenses, deposits, and other current assets	1,200	14
Trade payables	(5,036)	2,377
Accrued liabilities	(2,729)	2,780
Interest accrued	3,547	3,927
Lease liabilities - operating	1,887	1,294
Income tax payable	3,862	(7,115)
Cash used in operating activities	(34,703)	(22,186)

Investing activities
Purchase of property, plant, and equipment	(58,848)	(53,062)
Capitalized interest	(10,858)	(5,570)
Proceeds from the sale of assets, net of transaction costs	31,433	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	(11,469)	(59,972)
Cash paid for business combinations and asset acquisitions, bridge financing	-	(22,750)
Cash paid for business combinations and asset acquisitions, working capital	(2,812)	(4,025)
Payments for interests in equity accounted investments	-	(47)
Cash received in disposal of equity investment	-	1,000
Advances to related corporation	-	135
Purchase of intangible asset	(4,000)	-
Cash received (paid) for bridge financing	1,070	(1,200)
Deposits for business combinations, net of cash on hand	(2,825)	(572)
Cash used in investing activities	(58,309)	(146,063)

Financing activities
Proceeds from exercise of warrants	-	56,034
Proceeds from exercise of options	300	305
Proceeds from financing transaction, net of financing costs	27,599	-
Proceeds from equity offering, net of expenses	-	118,053
Proceeds from issuance of notes payable, net of financing costs	51,713	-
Payments of financing costs	-	(136)
Payment for settlement of contingent consideration	(10,000)	-
Deposits paid for financing lease and note payable	(924)	-
Tax withholding on stock-based compensation awards	(4,738)	(28,511)
Repayments of debts payable	(8,257)	(6,280)
Repayments of lease liabilities - finance (principal portion)	(7,831)	(3,741)
Repurchase of equity shares	(8,430)	(311)
Cash provided by financing activities	39,432	135,413

Net decrease in cash	(53,580)	(32,836)
Cash, beginning of the period	154,342	127,238
Cash, end of the period	$100,762	$94,402

Supplemental disclosure of cash flow information:
Interest paid during the period	30,747	12,187
Income taxes paid during the period	29,248	37,999
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	52,296	61,629
Recognition of right-of-use assets for finance leases	30,812	13,365
Issuance of promissory note related to business combinations	16,000	-
Issuance of Equity Shares related to business combinations and asset acquisitions	6,352	556,720
Issuance of Equity Shares related to equity component of debt	-	7,430
Issuance of Equity Shares related to settlement of contingent consideration	11,748	-
Issuance of promissory note related to settlement of contingent consideration	14,934	-
Cancellation of Equity Shares	78	-
Capital expenditure disbursements for cultivation facility	7,837	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

1. NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America (“U.S.”); through its operating companies in various states throughout the United States, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is analyzed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate voting shares, restricted voting shares, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbol “AYR.A”. The Company’s Equity Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company’s warrants (“Warrants”) and rights (“Rights”) were trading on the CSE under the symbols “AYR.WT” and “AYR.RT”; however, they stopped trading on September 30, 2021 and May 24, 2021, respectively. Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2. BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities Exchange Commission (“SEC”). Accordingly, these interim statements are condensed and do not include all disclosures required for annual financial statements.

The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021, included in the Company’s Annual Report on the Form 40-F filed with the SEC on March 30, 2022. The accompanying condensed consolidated balance sheet as of December 31, 2021 has been derived from those consolidated statements. In the opinion of management, the financial data presented includes all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain previously reported amounts have been reclassified between line items to conform to the current period presentation, however, there was no impact on previously reported net loss. These unaudited interim financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for the three and nine months ended September 30, 2022 and 2021 include the accounts of the Company, its wholly owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation.

3.2 Variable Interest Entities (“VIE”)

Under certain provisions of Accounting Standards Codification (“ASC”) Topic 810 – Consolidations (“ASC 810”), the Company determines whether we are the primary beneficiary of a VIE. We assess whether we have the power to direct matters that most significantly impact the activities of the VIE and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE.

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured that such equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains or losses of the entity. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. We assess all variable interests in the entity and use our judgment when determining if we are the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights, and level of involvement of other parties. We assess the primary beneficiary determination for a VIE on an ongoing basis if there are any changes in the facts and circumstances related to a VIE. See Note 5.

Where we determine we are the primary beneficiary of a VIE, we consolidate the accounts of that VIE, under the guidance of ASC 805, Business Combinations, ("ASC 805"). The equity owned by other shareholders of the VIE is shown as noncontrolling interests in the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.3 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company (“Multiple Voting Shares”), and Exchangeable Shares, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, Restricted Stock Units (“RSUs”), and Vested Options. The treasury stock method is used for the assumed proceeds upon the exercise of the Exchangeable Shares, Warrants, and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the three and nine months ended September 30, 2022, the potentially dilutive earnings per share included nil and 390 thousand warrants (2021: 1,895 thousand and 1,957 thousand) and 3,929 thousand and 3,214 thousand RSUs (2021: 2,013 thousand and 1,646 thousand), totaling 3,929 thousand and 3,604 thousand shares (2021: 3,999 thousand and 3,692 thousand) of potentially dilutive securities.

3.4 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; allowances for potential uncollectability of accounts receivable; provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; estimates of fair value of identifiable assets and liabilities acquired in business combinations, including contingent consideration obligations; estimates of fair value of derivative instruments; and estimates of the fair value of stock-based payment awards.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Change in accounting standards

The Company is treated as an “emerging growth company” per the definition under the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13 Topic 326 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company’s fiscal year beginning after December 15, 2022, and interim periods therein. The adoption of ASU 2016-13, is not expected to have a material impact on the Company's interim financial statements.

In December 2019, the FASB issued ASU 2019-12 Topic 740 – Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2019-12, on January 1, 2022, did not have a material impact on the Company's interim financial statements.

In January 2020, the FASB issued ASU 2020-01 Topic 321 – Investments - Equity Securities, Topic 323 – Investments – Equity Method and Joint Ventures, and Topic 815 – Derivatives and Hedging (collectively “ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2020-01, on January 1, 2022, did not have a material impact on the Company's interim financial statements.

In August 2020, the FASB issued ASU No. 2020-06 Subtopic 470-20 – Debt—Debt with Conversion and Other Options and Subtopic 815-40 – Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. ASU 2020-06 is effective for the Company’s fiscal year beginning after December 15, 2023, including interim periods therein. The early adoption of ASU 2020-06, on January 1, 2022, did not have a material impact on the Company's interim financial statements.

In June 2022, the FASB issued ASU No. 2022-03 Topic 820 – Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), (1) to clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2022-03 will have on the Company's interim financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Transactions accounted for as business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s results from operations from the date of acquisition. The fair value considerations have been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercised judgement in estimating the probability and timing of when earnouts are expected to be achieved which is used as the basis for estimating fair value.

For the intangible assets identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows and take into consideration other significant assumptions such as the expected use, the infancy of the cannabis industry and industry comparatives, federal and state regulations, market uncertainty and the lives of any long-lived facilities and assets that the intangibles may relate to.

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Equity Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Equity Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Equity Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these interim condensed financial statements due to the fact that (i) they are economically equivalent to the Company’s publicly traded Equity Shares and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws but may dispose of the Exchangeable Shares through the CSE by exchanging them for Equity Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 8.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2022 Second Quarter Acquisition

Business combinations

On May 25, 2022, the Company completed its acquisition of Herbal Remedies Dispensaries, LLC (“Herbal Remedies”) through a membership interest purchase agreement.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The preliminary fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In thousands)	Herbal Remedies
ASSETS ACQUIRED
Cash	$637
Inventory	1,480
Prepaid expenses and other assets	256
Intangible assets - licenses/permits	15,700
Property, plant, and equipment	122
Right-of-use assets - operating	700
Total assets acquired at fair value	18,895

LIABILITIES ASSUMED
Trade payables	215
Accrued liabilities	68
Lease liabilities - operating	700
Total liabilities assumed at fair value	983

Goodwill	1,180

Consideration transferred	$19,092

As part of the initial purchase accounting for the above acquisition, the Company recorded intangible assets of $15,700 thousand, all of which was associated with licenses that allow for the retail sales of cannabis. The amortization period for licenses was determined to be 15 years, which reasonably reflects the useful lives of the assets.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Herbal Remedies Business Combination

Herbal Remedies is an operator of two licensed retail dispensaries in Quincy, Illinois. This acquisition expands our operational footprint with the addition of Illinois.

Purchase consideration was comprised of the following:

(In thousands)		Shares	Fair Value
Cash	i		$3,002
Debt Payable	ii		14,220
Shares Issued	iii	353	1,870
Total		353	$19,092

Pursuant to the terms of the Definitive Agreement (“Herbal Remedies Agreement”), Ayr satisfied the purchase price of $19,092 thousand for Herbal Remedies through the following:

i.	$3,002 thousand of the Herbal Remedies purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;

ii.	$14,220 thousand of the Herbal Remedies purchase price in the form of a promissory note payable; and

iii.	$1,870 thousand of the Herbal Remedies purchase price in the form of 353 thousand Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Herbal Remedies Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 16.55% discount rate attributed to the contractual restrictions.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2022 First Quarter Acquisition

Business combinations

On February 15, 2022, the Company completed its acquisition of Cultivauna, LLC (“Cultivauna”) through a membership interest purchase agreement. Cultivauna has a production license in the state of Massachusetts and sells cannabis infused branded seltzers and water-soluble tinctures.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The preliminary fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In thousands)	Cultivauna
ASSETS ACQUIRED
Cash	$1,251
Accounts receivable	471
Inventory	1,206
Prepaid expenses and other assets	38
Intangible assets - trade name/brand	3,400
Intangible assets - host community agreements	2,100
Property, plant, and equipment	2,202
Right-of-use assets - operating	315
Total assets acquired at fair value	10,983

LIABILITIES ASSUMED
Trade payables	23
Accrued liabilities	305
Lease liabilities - operating	315
Total liabilities assumed at fair value	643

Goodwill	11,281

Consideration transferred	$21,621

As part of the initial purchase accounting for the above acquisition, the Company recorded intangible assets of $5,500 thousand, which was associated with a trade name/brand and host community agreement that allow for the processing, production, and retail sales of cannabis. The amortization period for the trade name/brand and host community agreement was determined to be 5 and 15 years, respectively, which reasonably reflects the useful lives of the assets.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Cultivauna Business Combination

Cultivauna is the owner of Levia branded cannabis infused seltzers and water-soluble tinctures.

Purchase consideration was comprised of the following:

(In thousands)		Shares	Fair Value
Cash	i		$11,027
Shares Issued	ii	329	4,482
Contingent Consideration	iii		6,112

Total		329	$21,621

Pursuant to the terms of the Definitive Agreement (“Cultivauna Agreement”), Ayr satisfied the purchase price of $21,621 thousand for Cultivauna through the following:

i.	$11,027 thousand of the Cultivauna purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;

ii.	$4,482 thousand of the Cultivauna purchase price in the form of 329 thousand Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Cultivauna Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 14.85% discount rate attributed to the contractual restrictions; and

iii.	A portion of the Cultivauna purchase price is derived from an earn-out provision through December 31, 2023, based on annualized net revenues generated during the measurement period, consisting of Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved. See Note 13 for more information.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars, except where stated otherwise)

5. VARIABLE INTEREST ENTITIES (“VIE”)

Since February 2022 and through September 30, 2022, the Company has the ability to direct the activities of two entities, Tahoe Hydroponics Company, LLC (“Tahoe Hydro”) and NV Green, Inc., (“NV Green”), collectively (“TH/NVG”), through a management services and equity purchase agreement, consummated in February 2022, thereby classifying the entities as VIEs, until certain conditions are met, at which time the Company will evaluate business combination accounting.

The following tables present the summarized financial information about the Company’s consolidated VIEs that is included in the Interim Balance Sheet as of September 30, 2022 and in the Interim Statements of Operations for the three and nine months ended September 30, 2022.

(In thousands)	TH/NVG
Current assets	$4,676
Total assets	6,832
Total assets	11,508

Current liabilities	481
Total liabilities	932
Total liabilities	1,413

Noncontrolling interest	7,201
Equity attributable to Ayr Wellness Inc.	2,894
Total liabilities and equity	$11,508

The assets of TH/NVG can only be used to settle its liabilities and there are no TH/NVG liabilities for which creditors or beneficial interest holders have recourse to the general credit of the Company.

(In thousands)	TH/NVG
Total purchase consideration	$16,868
Working capital adjustment presented as consideration payable	4,849
Noncontrolling interest at February 1, 2022	12,019
Net loss during the period	(4,818)
Noncontrolling interest at September 30, 2022	$7,201

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

6. INVENTORY

The Company’s inventories include the following:

(In thousands)	September 30, 2022	December 31, 2021
Materials, supplies, and packaging	$11,545	$12,805
Work in process	67,725	56,858
Finished goods	33,799	23,125
Incremental costs to acquire cannabis inventory in a business combination, net	-	575
Total inventory	$113,069	$93,363

The amount of inventory included in cost of goods sold during the three and nine months ended September 30, 2022 and 2021, was $58,616 thousand and $146,681 thousand, and $41,801 thousand and $105,746 thousand, respectively. The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value.

For the three and nine months ended September 30, 2022 and 2021, $486 thousand and $6,216 thousand, and $9,022 thousand and $41,411 thousand, respectively, of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is recognized in cost of sales on the Interim Statements of Operations. This relates to the one-time adjustment of cannabis inventory from the acquiree historical cost to fair value as part of the purchase price allocation.

7. PROPERTY, PLANT, AND EQUIPMENT, NET

As of September 30, 2022 and December 31, 2021, property, plant, and equipment, net consisted of the following:

(In thousands)	September 30, 2022	December 31, 2021
Furniture and equipment	$38,955	$26,311
Auto and trucks	1,812	1,021
Buildings	61,946	65,820
Leasehold improvements	133,232	78,283
Land	14,164	17,892
Construction in progress	83,295	95,853
Total	333,404	285,180
Less: Accumulated depreciation	18,023	9,958
Total property, plant and equipment, net	$315,381	$275,222

Depreciation expense for the three and nine months ended September 30, 2022, totaled $4,214 thousand and $10,636 thousand, respectively, of which $3,015 thousand and $7,692 thousand, respectively, is included in cost of goods sold. Depreciation expense for the three and nine months ended September 30, 2021, totaled $2,008 thousand and $4,671 thousand, respectively, of which $1,486 thousand and $3,438 thousand, respectively, is included in cost of goods sold.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The Company evaluates goodwill for impairment annually or more frequently when an event occurs, or circumstances change that indicate that the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available.

ASC 350 Intangibles-Goodwill and Other, provides entities an option to perform a qualitative assessment to determine whether a further quantitative analysis of goodwill is required. In performing the qualitative assessment for the Company’s goodwill impairment test, the Company is required to make assumptions and utilized judgements when evaluating triggering events. If impairment indicators are present after performing the qualitative assessment, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

During the nine months ended September 30, 2022, the Company performed the qualitative impairment test. As a result of the analysis, no further quantitative impairment test was deemed necessary at this time. There were no impairments of goodwill or intangible assets for the nine months ended September 30, 2022.

As of September 30, 2022, and December 31, 2021, the Company’s goodwill is as follows:

(In thousands)	Total
As of December 31, 2021	$229,910
Acquired through business combinations and VIEs	12,669
As of September 30, 2022	$242,579

Intangible Assets

During the nine months ended September 30, 2022, an entity co-owned by the Company, was awarded a provisional Disproportionately Impacted Area (“DIA”) cultivator license in Connecticut. The Company recorded an intangible asset of $3,000 thousand, in connection with the cash payment for the cost of the provisional license.

Amortization expense is recorded within cost of goods sold and operating expenses. The amount in cost of goods sold for the three and nine months ended September 30, 2022 and 2021, was $4,900 thousand and $14,665 thousand, and $380 thousand and $2,958 thousand, respectively.

The following table represents the net book value of intangible assets:

(In thousands)	Useful life (# of years)	September 30, 2022	December 31, 2021
Licenses/permits	15	$904,691	$935,265
Right-to-use licenses	15	18,045	12,592
Host community agreements	15	30,130	29,912
Trade name / brand	5	3,989	1,146
Total		$956,855	$978,915

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

8. GOODWILL AND INTANGIBLE ASSETS (Continued)

The anticipated amortization expense over the next five years and beyond is as follows:

(In thousands)	Amortization Expense
2022	$18,126
2023	72,437
2024	72,149
2025	71,959
2026	71,959
2027 and beyond	647,225
Total	$953,855

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

9. RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	September 30, 2022		September 30, 2021
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted average discount rate	11.97%	9.57%	13.73%	12.77%
Weighted average remaining lease term	13.22 yrs	5.01 yrs	12.01 yrs	2.98 yrs

The maturity of the contractual undiscounted lease liabilities as of September 30, 2022, are as follows:

(In thousands)	Operating Leases	Finance Leases	Total
2022	$7,019	$3,017	$10,036
2023	28,581	12,516	41,097
2024	28,239	11,045	39,284
2025	27,792	5,108	32,900
2026	27,153	3,031	30,184
2027 and beyond	261,789	10,347	272,136
Total undiscounted lease liabilities	380,573	45,064	425,637
Impact of discounting	(236,606)	(9,421)	(246,027)
Total present value of minimum lease payments	$143,967	$35,643	$179,610

Lease expense during the three and nine months ended September 30, 2022 and 2021, are as follows:

	Three Months Ended		Nine Months Ended
(In thousands)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$2,639	$1,362	$6,214	$3,163
Lease liabilities - operating expense, G&A	4,017	2,526	10,717	5,605
Lease liabilities - finance
Amortization of right-of-use assets, COGS	1,388	375	3,118	590
Amortization of right-of-use assets, G&A	48	27	140	36
Interest on lease liabilities - finance, COGS	739	291	1,699	392
Interest on lease liabilities - finance, G&A	15	298	44	305
Total lease expense	$8,846	$4,879	$21,932	$10,091

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

9. RIGHT-OF-USE ASSETS & LEASE LIABILITIES (Continued)

In June 2022, the Company completed a sale and lease back transaction to sell two cultivation and processing facilities for a purchase price of $28,107 thousand, excluding transaction costs. The Company leased back the facilities and continues to operate and manage them under a long-term agreement. As a result of the sale, the Company divested of $22,206 thousand of buildings and improvements, and $3,728 thousand of land. The Company recognized a gain on sale related to the transaction of $2,173 thousand which was recorded within gain on sale of assets on the Interim Statement of Operations. The lease was recorded as an operating lease and resulted in a lease liability of $25,331 thousand and an ROU asset of $25,339 thousand, which was recorded net of a $750 thousand work allowance.

In June 2022, the Company closed on a real estate financing transaction resulting in $27,599 thousand of cash proceeds for the sale and simultaneous leaseback of a cultivation facility. The transaction includes a construction financing allowance of up to $14,187 thousand, which will increase the base rent at the time the construction financing is drawn down. Control was never transferred to the buyer-lessor because the transaction did not qualify for sale-leaseback treatment. Therefore, the Company is deemed to own this real estate and will continue to depreciate the assets and reflect the properties on the Company’s Interim Balance Sheet. The Company recorded a financing obligation for the consideration received from the buyer-lessor, and future cash lease payments will be allocated between interest expense and reduction to the financing obligation, as applicable. As the transactions did not qualify for sale-leaseback treatment, under ASC 842, Leases, no gain or loss was recognized.

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of September 30, 2022, and December 31, 2021, $829 thousand and $935 thousand was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease. Lease fees included in the operating lease during the three and nine months ended September 30, 2022, were $217 thousand (2021: $142 thousand) and $647 thousand (2021: $373 thousand). During the three and nine months ended September 30, 2022, included in general and administrative expenses were management fees of $8 thousand (2021: $3,195 thousand) and $11 thousand (2021: $7,618 thousand).

During the three and nine months ended September 30, 2022, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $14 thousand and $41 thousand (2021: $18 thousand and $69 thousand) of office expenses, $69 thousand and $308 thousand (2021: $346 thousand and $732 thousand) of development fees, $154 thousand and $690 thousand (2021: $225 thousand and $600 thousand) of rental fees, and $39 thousand and $131 thousand (2021: $59 thousand and $188 thousand) of interest expense. Additionally, the board member was issued 50 thousand equity shares, valued at $707 thousand on the grant date, related to a consulting agreement with the Company for services rendered during the nine months ended September 30, 2022.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

10. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Refer to the below debts payable and senior secured notes and share capital notes for additional information regarding the debts payable to related parties and non-cash stock-based compensation plan, respectively, for the three and nine months ended September 30, 2022 and 2021.

11. DEBTS PAYABLE & SENIOR SECURED NOTES

Senior Secured Notes

On November 12, 2021, the Company completed a private placement offering of approximately $133,000 thousand aggregate principal amount of secured promissory notes at a premium price, resulting in approximately $147,000 thousand of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes are considered additional notes under the indenture governing the Company’s existing notes which were entered into on December 10, 2020 (“December 2020 Notes”).

(In thousands)	Senior secured notes
As of January 1, 2021	$103,653
Debt issuance costs	(2,142)
Debt issuance costs amortized	1,744
Senior secured notes issued	133,250
Senior secured notes premium	9,305
Senior secured notes premium amortized	(402)
As of December 31, 2021	$245,408
Debt issuance costs amortized	1,719
Senior secured notes premium amortized	(2,263)
Total senior secured notes classified as non-current payable as of September 30, 2022	$244,864
Total accrued interest payable related to senior secured notes as of September 30, 2022	7,602

Debt Payable

(In thousands)	Debts payable
As of January 1, 2021	$62,233
Discounted as of January 31, 2021	1,280
Incurred through combinations and acquisitions	87,475
Converted to equity	(7,430)
Less: repayment	(8,749)
Less: discounted to fair value	(951)
As of December 31, 2021	133,858
Discounted as of December 31, 2021	951
Incurred through earn-out provision	14,934
Debt issued	68,000
Construction financing	35,737
Less: repayment	(8,510)
Total debts payable, undiscounted as of September 30, 2022	244,970
Less: discounted to fair value	(698)
Total debts payable as of September 30, 2022	244,272
Total accrued interest payable related to debts payable as of September 30, 2022	$6,937

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

11. DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable (continued)

The details of debts payable were as follows:

	September 30, 2022
(In thousands)	Related party debt	Non-related party debt	Total debt
Principal payments	$24,473	$220,497	$244,970
Less: current portion	1,388	32,825	34,213
Total non-current debt, undiscounted	23,085	187,672	210,757
Less: discount to fair value	-	(698)	(698)
Total non-current debt	$23,085	$186,974	$210,059

The following table presents the future debt obligations as of September 30, 2022:

Future debt obligations (per year, in thousands)
2022	$10,001
2023	34,156
2024	100,172
2025	33,282
2026	1,874
2027 and beyond	65,485
Total debt obligations	$244,970

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

On March 1, 2022, pursuant to the PA Natural Medicine, LLC (“PA Natural”) Agreement, the Company issued non-related party promissory notes in the amount of $14,934 thousand. The notes are secured by all the assets and a pledge of the Company’s membership interests in PA Natural. The notes mature three years from the date of the agreement with an 8.0% annual interest rate.

On March 17, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $26,200 thousand, net of financing costs of $287 thousand, with a 4.625% annual interest rate. The loan is secured with a first mortgage lien on certain real property in Massachusetts and matures five years from the date of the agreement, with an option to extend for an additional five years.

On March 28, 2022, the Company amended a non-related party note of $2,525 thousand that was assumed during the acquisition of Washoe Wellness, LLC (“Washoe”), which was acquired during May 2019. The loan was amended to extend the maturity date an additional year, while the payment terms and interest rate remained the same. Under ASC 470, this was considered to be a debt modification. In June 2022, the Company paid the note in full.

On May 16, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $25,800 thousand, with an annual interest rate of Prime Rate plus 1.5%, floating, with a 5.0% floor (currently 7.75% as of September 30, 2022). The loan is secured with a first mortgage lien on certain real property and matures two years from the date of the agreement. The loan is subject to certain financial and other covenants, that we are in compliance with as of September 30, 2022.

Interest expense associated with related party debt payable for the three and nine months ended September 30, 2022 and 2021, was $372 thousand and $1,141 thousand, $437 thousand, and $1,349 thousand, respectively.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

12. SHARE CAPITAL

The following activity occurred during the nine months ended September 30, 2022:

•	5 thousand Equity Shares were repurchased and cancelled, and 77 thousand Equity Shares were repurchased and held.

•	In relation to the vesting of 1,017 thousand RSUs, 597 thousand Equity Shares were issued due to net settlement.

o	33 thousand shares were forfeited.

•	33 thousand Equity Shares were issued in connection with options exercised.

•	1,029 thousand Equity Shares were issued in connection with the earn-out provision related to the acquisition of PA Natural.

•	908 thousand Exchangeable Shares were exchanged for 908 thousand Equity Shares related to the purchase considerations to the CannTech PA, LLC acquisition

•	329 thousand Exchangeable Shares were issued in connection with the Cultivauna Acquisition.

•	353 thousand Exchangeable Shares were issued in connection with the Herbal Remedies Acquisition.

•	50 thousand Equity Shares were issued to a related party.

•	26 thousand Exchangeable Shares were exchanged for 26 thousand Equity Shares related to the purchase considerations to the Oasis acquisition.

•	47 thousand Exchangeable Shares were converted to Equity Shares.

Warrants

The average remaining life of Warrants is 1.6 years with an aggregate intrinsic value of $nil. The number of Warrants outstanding as of September 30, 2022, and December 31, 2021, is:

(In thousands)
Number of warrants outstanding	Number	Amount
Balance as of January 1, 2021	10,486	$6,516
Exercise of warrants	(7,555)	(4,694)
Forfeitures of warrants, due to expiration	(57)	(36)
Balance as of December 31, 2021	2,874	1,786
No activity
Balance as of September 30, 2022	2,874	$1,786

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

13. DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

The earn-out provision related to the acquisition of Sira Naturals, Inc. (“Sira”) is measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. As of September 30, 2022 and December 31, 2021, the fair value was $25,970 thousand and $25,316 thousand, respectively.

The earn-out provisions related to the acquisitions of Oasis, GSD NJ, LLC (“GSD”), PA Natural, and Cultivauna are measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The provision uses a Monte-Carlo simulation to estimate the fair value through the end of the earn-out period based on the Company’s share price at the acquisition date and other inputs based on other observable market data.

As of September 30, 2022, the fair value of Oasis, GSD, PA Natural, and Cultivauna earn-out provisions were $nil, $90,861 thousand, $nil, and $2,730 thousand, respectively. As of December 31, 2021, the fair value of Oasis, GSD, and PA Natural earn-out provisions were $28,667 thousand, $91,671 thousand, and $39,868 thousand, respectively.

In March 2022, the Company paid and settled its earn-out provision related to the PA Natural acquisition. Ayr paid $10,000 thousand of cash, issued $14,934 thousand of promissory notes, and issued $11,748 thousand of Equity Shares, and recognized a gain during the period of $3,186 thousand on the change in fair value of the contingent consideration obligation.

In May 2022, the Company acquired Herbal Remedies and recorded a fair value adjustment on the purchase consideration settlement of $1,780 thousand related to the issuance of a promissory note.

The fair value adjustment relating to derivative liabilities has been reflected in the Interim Statements of Operations under “Fair value gain (loss) on financial liabilities” as detailed below:

	Three Months Ended		Nine Months Ended
(In thousands)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Gain from FV adjustment on contingent consideration	$1,847	$19,267	$32,205	$30,710
Gain (loss) from FV adjustment on purchase consideration settlement	-	-	(1,780)	102
Gain from settlement of contingent consideration	-	-	3,186	-
Total	$1,847	$19,267	$33,611	$30,812

14. STOCK-BASED COMPENSATION

The Company has adopted an Equity Incentive Plan (“the Plan”), as amended on May 2, 2021, which allows the Company to compensate qualifying plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, restricted stock units (“RSUs”), performance share units, performance compensation awards, and unrestricted stock bonuses or purchases.

In addition, CSAC Acquisition Inc. established a Restricted Stock Plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

14. STOCK-BASED COMPENSATION (Continued)

The stock-based compensation expense is based on either the Company’s share price for service-based conditions or the Company’s share price fair value on the date of the grant. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the periods ended September 30, 2022 and December 31, 2021, the Company recognized stock-based compensation relating to the granting of RSUs.

During the nine months ended September 30, 2022, 1,017 thousand equity shares vested, of which 597 thousand were issued due to net settlement. The result of the net settlement was 420 thousand Equity Shares were withheld with a total value of $4,738 thousand to pay income taxes on behalf of the grantees. The average remaining life of unvested RSUs is one year with an expected expense over the next 12 months of $24,134 thousand, with an aggregate intrinsic value of $27,590 thousand using the stock price as of September 30, 2022.

(In thousands)	Number of Shares	Weighted Average Grant Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2021	4,235	$16.63
Granted	5,781	17.79
Vested	(1,916)	(18.44)
RSUs outstanding and nonvested, as of December 31, 2021	8,100	18.83
Granted	272	10.72
Vested	(1,017)	(19.81)
Forfeited	(33)	(10.90)
RSUs outstanding and nonvested, as of September 30, 2022	7,322	$16.67

Options

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company and recorded additional paid-in capital of $4,453 thousand in relation to 248 thousand options, which were fully vested as of the date of acquisition. The range of exercise price is between $8.47 and $23.66. The estimated remaining life of the options is approximately under one year with an aggregate intrinsic value of $nil.

(In thousands)	Number of Options	Weighted Average Fair Value
Balance as of January 1, 2021	-	$-
Replacement options issued	248	17.93
Options exercised	(37)	17.93
Options sold to cover income taxes	(13)	17.93
Balance as of December 31, 2021	198	17.93
Options exercised	(33)	17.93
Balance as of September 30, 2022	165	$17.93

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of September 30, 2022, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

15. COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2022, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or have a material interest adverse to the Company’s interest.

16. FINANCIAL RISK FACTORS

(a)	Fair value

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There were no transfers between levels in the hierarchy during the three months ended September 30, 2022 and 2021. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivable, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarizes the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

(In thousands)		September 30, 2022	December 31, 2021
Financial liabilities
Contingent consideration	Level 3	$119,560	$185,522

The following table summarizes the inputs used at the initial and subsequent measurement dates to value the contingent consideration in the table above:

Equity Volatility	52.40 - 68.82%
Revenue Volatility	7.98 - 26.60%
Risk-free Rate	0.47 - 4.05%
Revenue Risk Premium	5.76 - 12.07%
Credit Risk Rate	10.50 - 19.10%
Discount Rate	8.40 - 10.00%

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, except where stated otherwise)

16. FINANCIAL RISK FACTORS (Continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The majority of the Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

17. TAXATION

As the Company operates in the legal cannabis industry, the Company is subject to the limits of IRC Section 280E for United States federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

The Company is treated as a United States corporation for the United States federal income tax purposes under IRC Section 7874 and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Arizona, Illinois, New Jersey, and Ohio. Income Tax is accounted for in accordance with ASC 740, Income Taxes including ASU 2019-12. The following table summarizes the Company’s income tax expense and effective tax rates for the three and nine months ended September 30, 2022 and 2021.

	Three Months Ended		Nine Months Ended
(In thousands)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Income (loss) before income taxes and noncontrolling interests	$(26,840)	$6,627	$(55,285)	$(21,107)
Provision for income taxes	10,587	10,006	31,584	19,633
Effective tax rate	-39%	151%	-57%	-93%

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

18. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the interim financial statements were issued and determined there have been no material events that require adjustment or disclosure.